FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:        "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:      Director

Dated: October 27, 2005

ACREX VENTURES LTD.

Suite 1400 - 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Thursday, October 27, 2005	Symbol: "AKV": TSX Venture Exchange Symbol: Pink Sheets: "AXVEF" SEC Form 20F Registration CIK: 1194506

ACREX CLOSES PRIVATE PLACEMENTS

Acrex Ventures Ltd. (the "Company") is pleased to announce that it has closed a 650,000 Unit private placement - at $0.12 per Unit - providing the Company with proceeds of $78,000.  Each Unit included one-half of a 1-year share purchase warrant.  A whole warrant will be exercisable until October 18, 2006 to purchase an additional share for $0.18.

The shares issued pursuant to the placements are subject to a hold period which will expire February 19, 2006.  The Company made the sales itself and no commission costs were incurred.

Investor Relations - Tel: 604-277-1752
e-mail: info@acrexventures.com
Fax: 604-687-4212
website: www.acrexventures.com

ACREX VENTURES LTD.

Carl R. Jonsson, Secretary

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.